Exhibit 10.10

Chesterbrook Corporate Center 851 Duportail Road, Suite 220 Wayne, PA 19087 Tel: 610.725.9700 Fax: 610.725.0530 www.mobilitytechnologies.com	[LOGO]

October 1, 2004

Mr. Robert Verratti
1445 County Line Road
Rosemont, Pennsylvania 19010

Dear Bob:

        On behalf of the Board of Directors of Mobility Technologies, Inc. (the "Company"), I am pleased to provide you with this letter formalizing the terms and conditions of your position as Chief Executive Officer of the Company.

        You agree to serve as the Company's CEO and will perform those duties as assigned to you, from time to time, by the Company's Board of Directors as the Board determines to be in the best interest of the Company. Your employment in this position began October 16, 2003.

        In consideration for your services to the Company, you shall receive a base salary of $300,000 per year, payable in accordance with Company payroll practice, less taxes required by applicable law and deductions authorized by you.

        You will not participate in any fringe benefit programs offered by the Company, but will be compensated by the Company for the cost deducted from your TL Ventures salary with respect to benefits you receive from TL Ventures. Your 2003 reimbursement for TL Ventures benefits was $14,125. All reasonable business expenses will be reimbursed in accordance with standard Company procedures, subject to the submission of an approved expense report.

        The Company will make available to you equipment deemed necessary for your business use. Such equipment shall be installed and maintained by the Company subject to the Company's normal business practices. Please note these items and all other business materials including, but not limited to, files, e-mails, disks, correspondence, and any other related information, shall be returned to the Company upon the termination of your employment.

        Subject to finalizing the terms of your employment as set forth in this letter, you will be permitted to acquire 1,296,643 shares of restricted common stock of the Company ("Restricted Stock") at an acquisition price of $0.25 per share, which has been approved by the Board of Directors, of which 972,482 shares are fully vested and the balance shall vest ratably on a monthly basis on the last day of each month starting with November 1, 2004 and ending October 31, 2005. These shares are being offered subject to the terms and conditions set forth in the Stock Purchase and Restricted Stock Purchase Agreement.

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        If the Company is split up into different entities, your Restricted Stock grant will be treated in the same manner as other shares of Company common stock in such transaction.

        If there is a "Corporate Transaction" (as such term is defined below) involving the Company or any entity split or spun off from the Company in which you have received an equity interest as set forth above (each, a "Target Company"), within four years from October 16, 2003 (the "Bonus Period"), you shall be paid a bonus (each, a "Bonus") of equal to (a) 3% of the gross proceeds from such transaction, less (b) any amounts actually received by you in such transaction on account of the Restricted Stock or any equity interest you receive in any Target Company as a direct result of your ownership of the Restricted Stock (the "Applicable Equity Interests"). No other incentive payment made by the Company to you shall be deemed a Bonus. For purposes of this provision, the term "Corporate Transaction" shall mean (x) a merger, consolidation, or issuance or sale of securities of the Company or a Target Company, in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's or Target Company's (or any successor's) outstanding securities, as applicable, are transferred to a person or persons different from the persons holding such securities immediately prior to such transaction, or (y) the sale, transfer or other disposition of all or substantially all of the Company's or a Target Company's (or any successor's) assets, as applicable, to a party other than a subsidiary of the Company or a Target Company. The Bonus shall be paid as soon as reasonably practicable after receipt by the Company, a Target Company or its stockholders, as applicable, of the sale proceeds. In addition, the Bonus shall be paid in the same form, at the same time, and in the same proportions as the sale proceeds received by the Company, a Target Company or its stockholders, as applicable. Notwithstanding anything herein to the contrary, in no event shall the Bonus payment with respect to any Corporate Transaction involving the Company or a Target Company exceed the maximum of $3.53 million if such transaction occurs in the first year after October 16, 2003, $3.9 million if such transaction occurs in the second year after October 16, 2003, $4.65 million if such transaction occurs in the third year after October 16, 2003, or $5.4 million if such transaction occurs (each, an applicable "Cap Amount") in the fourth year after October 16, 2003; provided, however, that the applicable Cap Amount shall be reduced by all Bonus payments received by you in connection with all prior Corporate Transactions, as well as any amounts received by you in respect of any Applicable Equity Interest in connection with all prior Corporate Transactions. To the extent you have been paid a Bonus or Bonuses in connection with a Corporate Transaction or Transactions, and within one year of the date of such payment, you become entitled to a payment of any amount in respect to all or any portion of your Applicable Equity Interests (a "Subsequent Equity Payment"), such that the total amount of all Bonuses received by you together with all amounts received by you in respect of your Applicable Equity Interests (including the Subsequent Equity Payment) exceeds (or will exceed) the Cap Amount applicable to the transaction in which such subsequent Equity Payment shall be made, the amount of the Subsequent Equity Payment shall be reduced by the extent of such excess, but only up to the amount of the Bonus or Bonuses previously paid to you. In addition, you agree that the Company shall not be obligated to pay a duplicative benefit under this Agreement or other plans/programs maintained by the Company.

        You are entitled to the full amount of any applicable Bonus (subject to the applicable Cap Amount) as a result of the closing of a Corporate Transaction during the Bonus Period if you are employed by the Company at the time of closing of the Corporate Transaction. If you have been terminated for Cause or otherwise cease employment with the Company except as described immediately below, you will forfeit any right to a Bonus payment. In the event that you arc terminated without Cause by the Company during the Bonus Period, or have voluntarily terminated employment with the Company during the Bonus Period, you shall be entitled to the relevant vested percentage of any applicable Bonus (subject to the applicable Cap Amount). The vested percentage at any point shall equal 75% plus the percentage generated by the following fraction: calendar months of service from November 1, 2004 over 12, with full vesting to occur on October 31, 2005 (if you remain in the employ of the Company through that date). If any Bonus becomes payable hereunder and is subject to a Cap

Amount as set forth above, you shall be entitled to the portion of the Cap Amount which has vested in accordance with the foregoing vesting provision. For these purposes, "Cause" means: (i) the Executive's willful refusal or failure to perform a material and substantial part of his or her professional duties, which refusal or failure is not cured within 30 days following receipt from the Company or written notice thereof; (ii) the Executive's commission of a felony, or of any material act of, fraud, or criminal conduct involving or relating in any material way to the Company, (iii) the Executive's willful violation of any governmental law, rule or regulation or any judicial ruling, order or decree applicable to the business of the Company, in each case having a material adverse effect on the Company, or any act of willful malfeasance or personal dishonesty materially injurious to the Company, or (iv) the Executive's intentional and material breach of any confidentiality, non-competition, non-solicitation or similar agreement with the Company. For avoidance of doubt, the cessation of the Executive's employment due to a mental or physical condition entitling him or her to benefits under the Company's long-term disability plan will not constitute a termination "without Cause" under this Agreement.

        It is our understanding and agreement that this Bonus (as well as all other compensation amounts described herein) will constitute reasonable compensation for your services and, accordingly, that no excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), shall apply.

        If, however, all, or any portion, of the payments and benefits described in this letter, either alone or together with other payments and benefits which you receive or are entitled to receive from the Company (including without limitation, any acceleration of vesting of Restricted Stock), would constitute an excess "parachute payment" within the meaning of Section 280G of the Code, (whether or not under an existing plan, arrangement, or other agreement) (each such parachute payment, a "Parachute Payment"), and would result in the imposition on you of an excise tax under Section 4999 of the Code, then, in addition to any other benefits to which you are entitled under this letter or otherwise, the Company (or its successor) shall pay you an amount in cash equal to the sum of the excise taxes payable by you by reason of receiving Parachute Payments plus the amount necessary to place you in the same after-tax position (taking into account any and all applicable federal, state and local excise, income or other taxes at the highest possible applicable rates on such Parachute Payments including, without limitation, any payments under this paragraph) as if no excise taxes had been imposed with respect to Parachute Payments (the "Parachute Gross-up"). Any Parachute Gross-up otherwise required by this paragraph shall not be made later than the time of the corresponding payment or benefit hereunder giving rise to the underlying Section 4999 excise tax, even if the payment of the excise tax is not required under the Code until a later time.

        Subject to the provisions of the following paragraph and except as may otherwise be agreed to by the Company and you, the amount or amounts (if any) payable under the preceding paragraph shall be as conclusively determined by such firm as mutually agreed to by the Company and you ("Independent Tax Counsel"), whose determination or determinations shall be final and binding on all parties. You hereby agree to utilize such determination or determinations, as applicable, in filing all of your tax returns with respect to the excise tax imposed by Section 4999 of the Code ("Excise Tax"), if any. If such Independent Tax Counsel fails or refuses to make the required determinations for any reason, then such determinations shall be made by a comparable firm or group of national reputation to which the parties reasonably mutually agreed. All fees and expenses of the Independent Tax Counsel or its replacement shall be paid by the Company.

        As a result of the uncertainty in the application of Section 4999 of the Code at the time of any initial determination by the Independent Tax Counsel hereunder, it is possible that Parachute Gross-up payments, if any, which will not have been made by the Company, should have been made, together with any interest, penalties or taxes of any kind thereon, consistent with the calculations required to be made hereunder (an "Underpayment"). The Company shall pay all such Underpayment to or for your benefit. You shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-up Payment within ten (10) business days after you are informed in writing of such claim. The Company shall notify you within ten (10) business days of receipt of the notice that the Company (x) will pay the Underpayment and do so on or before the date due, or (y) that it desires to contest such claim. You will cooperate with the Company in any such contest; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-up Payment would be payable hereunder and you shall he entitled, at your expense, to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

        This offer of employment is contingent upon your execution and return of the enclosed "Confidential Information and Invention Assignment Agreement." Please read this document carefully. Among other things, it requires that all disputes between you, the Company, and any of its officers, directors, or employees be submitted to binding arbitration.

        By signing this letter, you acknowledge that you arc not a party to any instrument, agreement, or other understanding with any person or entity (other than the Company) that would prevent you from fully performing your duties as CEO. If you are a party to any such agreement or understanding, you agree to identify such agreements in writing and provide them to the Company before you begin employment. The Company acknowledges that you will remain a "Venture Partner" of TL Ventures.

        As a legal matter, please note that this offer letter supersedes all previous discussions about the terms of your employment with the Company and all other discussions that have taken place regarding the Company, In addition, please be advised that you will be employed as an "at will" employee, which means that either you or the Company can terminate your employment at any time, for any reason, with or without Cause, subject to the terms of this Agreement.

        Again, 1 am very pleased that you are interested in joining the Company's management team. If you have any questions regarding the terms of our offer, or any other matters regarding your employment with us, please do not hesitate to contact me at my TL Ventures office.

Sincerely

/s/ MARK J. DENINO Mark J. DeNino Chairman
Accepted:
/s/ ROBERT VERRATTI Robert Verratti	Oct-1-04 Date